SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    T                 Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____                        No   T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

1.	an announcement on profit warning in respect of the results of the first quarter of 2008 of China Petroleum & Chemical Corporation (the “Registrant”); and

2.	an announcement on financial support policy to guarantee the supply for the refined oil market;

each made by the Registrant on April 20, 2008.

Document 1

 (A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0386)

Announcement
Profit Warning in respect of the Results of
The First Quarter of 2008

China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accepts full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

This announcement is made pursuant to Rule 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I.  Predicted results for the period in issue

1.	Results prediction period: 1 January 2008 to 31 March 2008

2.
Results prediction position: according to the preliminary calculations of the Financial Department of China Petroleum & Chemical Corporation (the “Company”), the net profit for the first quarter of 2008 will decrease by more than 50% compared to the same period of last year.

3.	The results prediction has not been pre-audited by registered accountants.

II.  Results of the same period of previous year

1.	Net profit: RMB 19.418 billion

2.	Earnings per share: RMB 0.224

III.  Reasons for the decrease

This year, the international crude oil prices have been continuously climbing. Due to the strict control over refined oil prices in the People’s Republic of China (the “PRC”), a distortion to the correlation of the refined oil prices and crude oil prices occurred. The Company has taken various measures to guarantee the supply for the refined oil market in the PRC, which resulted in great losses in the oil-refinery business and massive decline in overall performance of the Company.

The specific data will be disclosed in detail in the report for the first quarter of 2008. Investors are advised to exercise caution in dealing in the shares of the Company.

By order of the Board
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Board of Directors

Beijing, PRC, 20 April 2008

As at the date of this Announcement, the directors of the Company are Messrs. Su Shulin*,
Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

Document 2

 (A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0386)

Announcement on Financial Support Policy to Guarantee the
Supply for the Refined Oil Market

China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accepts full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.
This announcement is made pursuant to Rules 13.09 (1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This year, the international crude oil prices have been continuously climbing. Due to the strict control over refined oil prices in the People’s Republic of China (the “PRC”), a distortion to the correlation of the refined oil prices and crude oil prices occurred. China Petroleum & Chemical Corporation (the “Company”) has taken various measures to guarantee the supply for the refined oil market in the PRC, which resulted in great losses in the oil-refinery business and massive decline in overall performance of the Company.  Recently, the Company received a notice from the Ministry of Finance regarding the policy on provision of financial support to guarantee the supply for the refined oil market. The matters in relation to provision of financial support setting out in the notice are as follows:

1.
From 1 April of this year, the central finance authority has started to provide appropriate subsidy to compensate the losses arising from the imported rude oil processing.  The subsidy will be distributed in advance and settled on a monthly basis.

2	During the second quarter of this year, value-added tax (VAT) imposed on refined oil imports to be paid in advance will be refunded in full amount.

By order of the Board
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Board of Directors
Beijing, the PRC
20 April 2008

As at the date of this Announcement, the directors of the Company are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: April 21, 2008